June 28, 1996

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

	Re:	Astec Industries, Inc. (the "Company")
	Annual Report on form 11-K, Commission File No. 0-14714

Ladies and Gentlemen:

	The Company hereby is filing by electronic transmission with the Commission, pursuant to the Securities Exchange Act of 1934, the Company's Annual Report of Form 11-K for the 401(k) Retirement Plan for the fiscal year ended December 31, 1995, including exhibits.

	Finally, pursuant to the Company's Nasdaq Market System Listing Agreement, by copy of this letter, we are delivering one manually executed and two conformed copies of the Form 11-K, including exhibits, to the National Association of Securities Dealers, Inc.

	If you have any questions concerning the foregoing materials, please call the undersigned at 423-867-4210.

Sincerely,

/s/ Kimberly R. Greene
Kimberly R. Greene
Assistant Controller

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

( x ) 	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended December 31, 1995

or

(    ) 	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE
REQUIRED] for the transition period from _________________ to
_____________________


Commission File No. 0-14714

	A.	Full title and address of the plan, if different from
that of the issuer named below:

ASTEC INDUSTRIES, INC. 401(K) RETIREMENT PLAN
P.O. Box 72787
4101 Jerome Avenue
Chattanooga, Tennessee 37407
(423) 867-4210

	B.	Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office:

ASTEC INDUSTRIES, INC.
P.O. Box 72787
4101 Jerome Avenue
Chattanooga, Tennessee 37407
(423) 867-4210



REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chattanooga, State of Tennessee, on June 28, 1996.

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By: /S/ J. Don Brock
J. Don Brock, Chairman
Astec Industries, Inc.
401(k) Retirement Plan Committee

Audited Financial Statements and Schedules

Astec Industries, Inc. 401(k) Retirement Plan

Years ended December 31, 1995 and 1994 with Report of Independent Auditors

Astec Industries, Inc. 401(k) Retirement Plan

Audited Financial Statements and Schedules

December 31, 1995 and 1994

Contents                                                               Page

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Benefits, with Fund Information
Statement of Changes in Net Assets Available for Benefits, with Fund Information

Schedules

Notes to Financial Statements
Schedule of Reportable Transactions
Schedule of Assets Held for Investment Purposes

Report of Independent Auditors


Plan Committee
Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Astec Industries, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund and is not a required part of the financial statements. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ ERNST & YOUNG LLP

Chattanooga, Tennessee
June 25, 1996

Astec Industries, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits, with Fund Information
December 31, 1995 Fund Information
                                                      Value
                                                      Growth                                   Astec
                        Stable         Tactical       and          Growth       Aggressive     Common
                        Value          Allocation     Income       Equity       Growth         Stock       Loan
                        Fund           Fund           Fund         Fund         Fund           Fund        Fund         Total
Assets
Investments (Note 3)   $7,574,510     $2,165,317     $3,438,090    $3,307,602   $4,831,124     $379,852    -            $21,696,495
Accrued investment
   income              -              -              -             -            -              248         -            248
Cash and cash
   equivalents         7,844          201            958           357          1,225          67,658      -            78,243
Participant notes
   receivable          -              -              -             -            -              -           1,198,912    1,198,912

Net Assets             $7,582,354     $2,165,518     $3,439,048    $3,307,959   $4,832,349     $  447,758  $1,198,912   $22,973,898



December 31, 1994 Fund Information
                                                     Value
                                                     Growth                                   Astec
                       Stable        Tactical        and          Growth       Aggressive     Common
                       Value         Allocation      Income       Equity       Growth         Stock       Loan
                       Fund          Fund            Fund         Fund         Fund           Fund        Fund         Total
Assets
Investments (Note 3)   $6,114,880     $1,606,436      $1,928,168   $1,963,513   $2,880,435     $402,900    -            $14,896,332
Accrued investment
   income              503            17,007          216,882      342,985      93,202         34          -            670,613
Cash and cash
   equivalents         162,994        43,480          54,070       59,295       65,683         18,994      -            404,516
Participant notes
   receivable          -              -               -            -            -              -           683,359      683,359

Net Assets             $6,278,377     $1,666,923      $2,199,120   $2,365,793   $3,039,320     $  421,928  $683,359     $16,654,820

[FN]
See accompanying notes.

Astec Industries, Inc. 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 1995 Fund Information
                                     Tactical       Value Growth    Growth     Aggressive     Astec
                   Stable Value      Allocation     and Income      Equity     Growth         Common          Loan
                   Fund              Fund           Fund            Fund       Fund           Stock Fund      Fund        Total

Additions to net
assets attributed to:

Investments

 Net realized and
 unrealized
 appreciation
 (depreciation) of
 investments     $419,921        $247,687      $850,281        $482,376      $1,189,077     $(105,163)      $-          $3,084,179

Investment
  income         3,880           44,013        55,607          10,063        293            (1,759)         70,192      182,289

                 423,801         291,700       905,888         492,439       1,189,370      (106,922)       70,192      3,266,468

Contributions
 Participants    974,575        287,457        408,068         565,116       596,686        150,725         -           2,982,627
 Employer        247,071        72,061         109,041         129,602       147,920        32,312          -           738,007

                 1,221,646      359,518        517,109         694,718       744,606        183,037         -           3,720,634

Total
  additions      1,645,447      651,218        1,422,997       1,187,157     1,933,976      76,115          70,192      6,987,102


Deductions from net
assets attributed to:
 Benefits
 paid to
 participants    393,901       44,442          37,724         110,268        64,029        17,660          -           668,024

Total
 deductions      393,901       44,442          37,724         110,268        64,029        17,660          -           668,024


Net increase
  prior to interfund
  transfers      1,251,546     606,776         1,385,273      1,076,889      1,869,947     58,455          70,192      6,319,078

Interfund
transfers (net)  52,431        (108,181)       (145,345)      (134,723)      (76,918)      (32,625)        445,361     -

Net increase     1,303,977     498,595         1,239,928      942,166        1,793,029     25,830          515,553     6,319,078

Net assets available
for benefits
   Beginning of
      year       6,278,377     1,666,923       2,199,120      2,365,793      3,039,320     421,928         683,359     16,654,820

   End of year   $7,582,354    $2,165,518      $3,439,048     $3,307,959     $4,832,349    $447,758        $1,198,912  $22,973,898

[FN]
See accompanying notes.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 1995

1. Description of Plan

The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Astec Industries, Inc. and its subsidiaries (the Company) who have completed one year of continuous service and reached age twenty-one. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by a committee appointed by the Company.

Contributions

Participant contributions are withheld from each payroll in amounts equal to a percentage of the participant's compensation as elected by the participant. The maximum participant contribution for the plan year is the lesser of $9,240, as indexed by the Internal Revenue Service, or 15% of the participant's base salary. The Company matches 50% of the participant's contribution up to 4% of the employee's earnings. The Plan is fully funded by the Company at the end of each month.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of the Company's contributions and Plan earnings.
Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested with respect to their contributions, the Company's matching contributions, and the earnings thereon.


1. Description of Plan (continued)

Investment Options

During 1994, the Plan was amended to expand investment options from three funds to six funds. Participants may direct employer and employee contributions into any of six investment funds.

Stable Value Fund - Funds are invested in shares of a registered investment company that invests in guaranteed investment contracts (First Stable Value Fund).

Tactical Allocation Fund - Funds are invested in shares of a registered investment company that invests in debt and equity securities
(Phoenix Investments Total Return Fund).

Value Growth and Income Fund - Funds are invested in shares of a registered investment company that invests in equity securities of well-known companies across a wide range of industries
(Massachusetts Investors Trust Fund).

Growth Equity Fund - Funds are invested in shares of a registered investment company that invests in common stocks of companies with accelerating earnings and revenues (Twentieth Century
Growth Investors Fund).

Aggressive Growth Fund - Funds are invested in shares of a registered investment company that invests in common stocks of small to medium sized companies (Twentieth Century Ultra Investors
Fund).

Astec Common Stock Fund - Funds are invested in common stock of the Company.

Participants may change their investment options quarterly.

Participant Notes Receivable

During 1994, a loan provision was implemented into the Plan. In accordance with IRS guidelines, qualified participants can borrow up to 50% of their vested account balances at a specified interest rate for a maximum term of five years unless used to purchase a primary residence (where the term can be increased). Principal and interest are paid ratably through monthly payroll deductions. Loan transactions are treated as a transfer from
(to) the investment fund to (from) the loan fund.

1. Description of Plan (continued)

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive a life annuity or monthly, quarterly, semi-annual or annual installments over a period of time.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared in accordance with generally accepted accounting principles.

Investments

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Shares of common stock are valued at quoted market prices. The participant notes receivable are valued at cost which approximates fair value.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


3. Investments

The Plan's investments are summarized in the table below and in the accompanying schedule. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                          December 31
                                                      1995          1994

Investments at Fair Value as Determined by
Quoted Market Price

Shares of registered investment companies:
  First Stable Value Fund, 442,954 and
       379,652 shares                                 $7,574,510     $6,114,880
  Phoenix Investments Total Return Fund, 135,502
       and 96,433 shares                              2,165,317      1,429,131
  Phoenix Investments Balanced Fund, 11,956 shares    -              177,305
  Massachusetts Investors Trust Fund, 270,503 and
       191,476 shares                                 3,438,090      1,928,168
  Twentieth Century Growth Investors Fund, 170,583
       and 104,777 shares                             3,307,602      1,963,513
  Twentieth Century Ultra Investors Fund, 185,030
       and 144,383 shares                             4,831,124      2,880,435
  Shares of common stock:
       Astec Industries, Inc., 38,466 and
       31,600 shares                                  379,852        402,900

                                                      21,696,495     14,896,332

Investments at Estimated Fair Value
  Participant notes receivable                       1,198,912       683,359

Total investments at fair value                      $22,895,407    $15,579,691

4. Administrative Expenses

Administrative expenses of the Plan for 1995 were paid by the Company.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA requirements. If the Plan is terminated or contributions permanently discontinued, benefits will be distributed in accordance with the provisions of the Plan.

6. Income Tax Status

The Internal Revenue Service has ruled that the Plan is qualified under Section 401(a) of the Internal Revenue Code and the related trust is, therefore, not subject to tax under existing income tax laws. The Plan obtained its latest determination letter on November 2, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Astec Industries, Inc. 401(k) Retirement Plan
Schedule of Reportable Transactions
Year Ended December 31, 1995
                                                                                            Current Value
                                                                                            of Asset on
Party           Description of       Type of         Purchase     Selling     Cost of       Transaction        Net
Involved        Assets               Transaction     Price        Price       Asset         Date               Gain (Loss)

Category (iii) - series of securities transactions

First Trust
National                              Several
                First Stable
Association     Value Fund            Purchases     $2,212,969     $-           $2,212,969    $2,212,969         $-

                                      Several Sales -              1,173,259    1,090,826     1,173,259          82,433


Phoenix         Phoenix Total
Investments     Return Fund           Several
                                      Purchases     828,391        -            828,391       828,391            -


                                      Several Salse -              332,026      204,232       332,026            127,794

Massachusetts
Financial
Services       Massachusetts
Company        Investors Trust        Several
               Fund                   Purchases      1,400,029      -           1,400,029     1,400,029          -

                                      Several Sales  -              740,350     500,758       740,350            239,592


Twentieth
Century
Investors,     Twentieth Century
Inc.           Growth Investors       Several        1,747,079      -           1,747,079     1,747,079          -
               Fund                   Purchases

                                      Several Sales  -              885,366     410,306       885,366            475,060


Twentieth
Century
Investors,     Twentieth Century
Inc.           Ultra Investors        Several
               Fund                   Purchases      1,339,750      -           1,339,750     1,339,750          -

                                      Several Sales  -              578,138     345,927       578,138            232,211


Fidelity       Fidelity
Investments    Institutional Cash
               U.S. Government        Several
               Portfolio              Purchases       1,879,824     -            1,879,824     1,879,824          -

                                      Several Sales   -             1,967,234    1,967,234     1,967,234          -

[FN]
There were no category (i), (ii) or (iv) reportable transactions during 1995.

Astec Industries, Inc. 401(k) Retirement Plan
Schedule of Assets Held for Investment Purposes

                                                                     Current
Description of Investment                             Cost           Value

Mutual Funds:
   First Stable Value Fund, 442,954 shares            $6,921,666     $7,574,510
   Twentieth Century Ultra Investors Fund,
      185,030 shares                                  4,281,275      4,831,124
   Twentieth Century Growth Investors Fund,
      170,583 shares                                  3,466,972      3,307,602
   Massachusetts Investors Trust Fund,
      270,503 shares                                  3,091,955      3,438,090
   Phoenix Investments Total Return Fund,
      135,502 shares                                  2,139,199      2,165,317

                                                      19,901,067     21,316,643


Common Stocks:
   Astec Industries, Inc. Common Stock,
      38,466 shares                                   593,051       379,852

Participant Notes Receivable                          1,198,912     1,198,912

                                                      $21,693,030   $22,895,407

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-61461) pertaining to the Astec Industries, Inc. 401(k) Retirement Plan (the "Plan") of our report dated June 25, 1996, with respect to the financial statements and schedules of the Astec Industries, Inc. 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP
Chattanooga, Tennessee
June 28, 1996